FORM OF AMENDED AND RESTATED

MULTIPLE CLASS PLAN

on behalf of

FRANKLIN ADJUSTABLE U.S. GOVERNMENT SECURITIES FUND

This Amended and Restated Multiple Class Plan (the “Plan”) has been adopted by a majority of the Board of Trustees (the “Board”) of Franklin Investors Securities Trust (the “Investment Company”), including a majority of the Board members who are not “interested persons” (as defined in the Investment Company Act of 1940, as amended (the “1940 Act”)) of the Investment Company, for its series named above (the “Fund”). The Board has determined that the Plan, including the expense allocation methods among the classes, is in the best interests of each class of the Fund, the Fund and the Investment Company as a whole. The Plan sets forth the provisions relating to the establishment of multiple classes of shares of the Fund, and supersedes any Plan previously adopted for the Fund.

1.                  The Fund publicly offers five classes of shares, known as Class A Shares, Class A1 Shares, Class C Shares, Class R6 Shares and Advisor Class Shares.

2.                  Class A Shares and Class A1 Shares carry a front-end sales charge ranging from 0% - 2.25%, and Class C Shares, Class R6 Shares and Advisor Class Shares are not subject to any front-end sales charges.

3.                  Class A Shares and Class A1 Shares are not subject to a contingent deferred sales charge (“CDSC”), except in the following limited circumstances. On investments of $1 million or more, a CDSC of 0.75% of the lesser of the then-current net asset value or the original net asset value at the time of purchase applies to redemptions of those investments within the contingency period of 18 months from the calendar month following their purchase. The CDSC is waived in certain circumstances, as described in the Fund’s prospectus and statement of additional information (“SAI”).

            Class C Shares redeemed within 12 months of their purchase are assessed a CDSC of 1.00% on the lesser of the then-current net asset value or the original net asset value at the time of purchase. The CDSC is waived in certain circumstances as described in the Fund’s prospectus and SAI.

            Class R6 Shares and Advisor Class Shares are not subject to any CDSC.

4.                  The distribution plans adopted by the Investment Company pursuant to Rule 12b-1 under the 1940 Act (the “Rule 12b-1 Plan”) associated with the Class A Shares and the Class A1 Shares may be used to reimburse Franklin/Templeton Distributors, Inc. (the “Distributor”) or others for expenses incurred in the promotion and distribution of the Class A Shares and the Class A1 Shares, respectively, as well as for shareholder services provided for existing shareholders of Class A Shares and Class A1 Shares of the Fund, respectively. Such distribution expenses and shareholder services expenses (as set forth in the Fund’s Class A Shares Rule 12b-1 Plan and Class A1 Shares Rule 12b-1 Plan) may be paid only pursuant to the terms of the Fund’s Class A Shares Rule 12b-1 Plan and Class A1 Shares Rule 12b-1 Plan.

            The Rule 12b-1 Plan associated with the Class C Shares has two components. The first component is a service fee, to be paid to Distributors for payments to dealers or others, or to be paid directly to others, for furnishing personal services and maintaining shareholder or beneficial owner accounts. The second component is an asset-based sales charge to be paid to Distributors as compensation for Distributors’ distribution-related services including compensation for amounts advanced to securities dealers or their firms or others selling Class C Shares. In addition, Distributor may use such monies to assist in the distribution and promotion of Class C Shares. Such service and distribution fees and expenses (as set forth in the Fund’s Class C Shares Rule 12b-1 Plan) may be paid only pursuant to the terms of the Fund’s Class C Shares Rule 12b-1 Plan.

            The Rule 12b-1 Plans for the Class A, Class A1 and Class C Shares shall operate in accordance with the Conduct Rules of the Financial Industry Regulatory Authority, or any successor thereto.

            No Rule 12b-1 Plan has been adopted on behalf of Class R6 Shares or Advisor Class Shares and, therefore, Class R6 Shares and Advisor Class Shares shall not be subject to deductions relating to Rule 12b-1 fees.

5.                  With respect to transfer agency fees and expenses, the Investment Company, on behalf of the Fund, has entered into an Amended and Restated Transfer Agent and Shareholder Services Agreement (the “Agreement”) with respect to the Fund’s classes of shares for the provision of various transfer agency and shareholder services. Under the Agreement, fees and expenses (including out of pocket expenses) for such services are incurred separately for: (i) Class A, Class A1, Class C and Advisor Class Shares (the “Original Classes”) as a group (which includes beneficial owner servicing fees and networked account servicing fees); and (ii) Class R6 Shares (which does not incur beneficial ownership services and network account servicing fees).

6.         All fees and expenses incurred by the Fund, other than Rule 12b-1 fees and transfer agency fees and expenses (including out of pocket expenses), as described above, are Fundwide Expenses (as that term is defined in Rule 18f-3 under the 1940 Act). The transfer agency fees and expenses (including out of pocket expenses, beneficial owner servicing fees and networked account servicing fees) incurred by the Original Classes are treated as Fundwide Expenses with respect to the Original Classes only, and the transfer agency fees and expenses (including out of pocket expenses) incurred by Class R6 Shares are borne solely by the holders of Class R6 Shares. For purposes of these expense allocations, the specific fees or expenses incurred under a particular Rule 12b-1 Plan or under the Agreement include any fees or expenses directly associated with such Rule 12b-1 Plan or Agreement, including proxy preparation and solicitation expenses or similar expenses related to any shareholder voted related thereto.

7.                  The only difference in expenses as among the Original Classes, together as a group on the one hand, and the Class R6 Shares, on the other shall relate to differences in transfer agent and shareholder services expenses, as described above. The only difference among the Original Classes shall relate to differences in Rule 12b-1 Plan expenses, as described in the applicable Rule 12b-1 Plans; however, to the extent that the Rule 12b-1 Plan expenses of one class are the same as the Rule 12b-1 Plan expenses of another class, such classes shall be subject to the same expenses.

8.                  There shall be no conversion features associated with the Class A, Class A1, Class C, Class R6 and Advisor Class Shares.

9.                  Shares of Class A, Class A1, Class C, Class R6 and Advisor Class may be exchanged for shares of another investment company within the Franklin Templeton Group of Funds according to the terms and conditions stated in each fund’s prospectus and SAI, as may be amended from time to time, to the extent permitted by the 1940 Act, and the rules and regulations adopted thereunder.

10.              Each class will vote separately with respect to any Rule 12b-1 Plan related to, or which now or in the future may affect, that class.

11.              All material amendments to this Plan must be approved by a majority of the Board members, including a majority of the independent Board members.

12.              I, Karen L. Skidmore, Vice President and Secretary of the Investment Company, do hereby certify that this Multiple Class Plan was adopted on behalf of the Franklin Adjustable U.S. Government Securities Fund, by a majority of the Board members of the Investment Company, including a majority of the independent Board members, on [___________].

Karen L. Skidmore

Vice President & Secretary